October 10, 2008
Ms. Karen J. Garnett
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Origen Financial, Inc.
Form 10-K for the period ended December 31, 2007
Filed March 17, 2008 and amended April 29, 2008
File No. 000-50721
Dear Ms. Garnett:
     On behalf of our client Origen Financial, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance contained in your letter dated August 7, 2008 to Mr. Ronald A. Klein, Chief Executive Officer of the Company. We enclose a courtesy copy of this letter and a courtesy copy of our proposed revised disclosures to the Company’s Annual Report on Form 10-K for the period ended December 31, 2007, filed with the Securities and Exchange Commission on March 17 and amended on April 29, 2008 (“Form 10-K”) marked to reflect changes made to the original disclosure in Form 10-K, for you and for each Staff member identified in the comment letter. These changes have been made in response to the Staff’s comments.
     For reference, each Staff comment is reprinted below in italics, followed by the corresponding response of the Company.
Summary
Comment 1: Compensation Composition (for original disclosure, see Form 10-K, pp. 6-7)
We note that the percentage of each compensation component varies with respect to each NEO. In future filings, please disclose the reasons for such variations. We note your disclosure that the Committee selected individual allocations based on the skill and experience of each NEO. Please expand upon that with respect to each NEO. It should be clear from your disclosure how each compensation component amount was determined for each NEO.
Response: The Company proposes to expand its future disclosures in the format as follows:
     The compensation of each of Origen’s executive officers is composed of salary, a cash bonus and equity compensation. The cash bonus and equity portion of an executive officer’s compensation may also be referred to as annual incentive

United States Securities and Exchange Commission
October 10, 2008

compensation and long-term incentive compensation, respectively. Setting the appropriate compensation composition is vital to Origen, its executives and its stockholders. Again, the Committee worked together with its compensation consultant, Watson Wyatt, and analyzed peer group data, as well as broad industry data included in studies produced by Watson Wyatt and other general and industry specific compensation reports. In doing so, the Committee observed that the compensation compositions at the peer group companies were as follows: 30%-60% salary, 30%-50% targeted bonus opportunity and equity compensation of 10%-50% of overall compensation. While the Committee used these composition ranges as guidelines for its compensation program, it properly recognized that compensation for any particular position—especially within a unique corporation such as Origen—should not be based purely on market data. As set forth below, the Committee selected individual allocations and overall compensation targets that it believed to be consistent with the objectives of the compensation program and that properly reflected the skill, experience and responsibility-level of the individual executives.
Ronald A. Klein, Chief Executive Officer. Mr. Klein’s total compensation for 2007 was $1,487,028. This included a salary of $506,058, a cash bonus of $430,000 and stock awards worth $510,050. The percentages allocated to each of these forms of compensation were determined as follows: (1) Salary: Mr. Klein’s base salary in 2007 was contractually set at $506,058. Mr. Klein’s salary was higher than that of Origen’s other executive officers and reflects the skill and experience required to serve as the Company’s top-ranking officer, as well as the personal accountability inherent in occupying such office. Further, the fact that Mr. Klein’s salary comprised only a relatively small portion of his total compensation was consistent with the Compensation Committee’s belief that the majority of Mr. Klein’s compensation should be tied to the performance of the Company. For 2007, Mr. Klein’s base salary of $506,058 comprised 34% of his total compensation. (2) Cash Bonus and Equity Awards: As stated directly above, a large percentage of Mr. Klein’s compensation is not fixed. Since Mr. Klein’s performance as a chief executive is, in great part, measured by the performance of the Company, the Compensation Committee believes that his compensation should be based on this same metric. Therefore, Mr. Klein’s total compensation varies with the year-to-year performance of the Company. The Compensation Committee believes that Mr. Klein’s total 2007 compensation of $1,487,028 properly reflected the Company’s performance in 2007. Given the fixed nature of Mr. Klein’s base salary, a substantial portion of Mr. Klein’s total compensation was composed of cash bonus and equity awards. In this regard, the cash bonus and equity award components were used to increase Mr. Klein’s 2007 total compensation to the amount determined by the Compensation Committee. Mr. Klein’s cash bonus of $430,000 comprised 29% of his total compensation for 2007. Together with his base salary for 2007, the Compensation Committee

United States Securities and Exchange Commission
October 10, 2008

determined that the appropriate level of total 2007 cash compensation for Mr. Klein was $936,058. The remainder of Mr. Klein’s compensation was comprised of equity awards. The Compensation Committee granted Mr. Klein equity awards totaling $510,000, or 34% of his total compensation. Here, a majority of Mr. Klein’s incentive compensation was allocated to equity awards. Such allocation was consistent with the Compensation Committee’s goals of providing incentive for future performance, keeping Mr. Klein’s interests aligned with those of the shareholders, and retaining the services of Mr. Klein.
The Other Named Executive Officers.
(1) Salary
     Messrs. Geater, Scherer, Landshulz and Sergi are all under employment agreements with the Company. Pursuant to their respective agreements, each of these officers received a fixed base salary for 2007.
W. Anderson Geater, Chief Financial Officer. Mr. Geater’s base salary in 2007 was contractually set at $265,144. Mr. Geater’s salary reflected his status as the company’s second-highest ranking officer and the value he brings to the company as an experienced executive and public auditor. Mr. Geater’s 2007 base salary comprised 40% of his total 2007 compensation of $659,874.
J. Peter Scherer, President and Head of Operations. Mr. Scherer’s base salary in 2007 was contractually set at $255,289. Mr. Scherer’s salary reflected his intricate knowledge of the industry and his tenure as President and Head of Operations—he has held the position since August 2003. Mr. Scherer’s base salary comprised 40% of his total 2007 compensation of $634,549.
Mark W. Landschulz, Executive Vice President of Portfolio Management. Mr. Landschulz’s 2007 base salary was contractually set at $255,289. Mr. Landschulz’s salary was based on his proven track record as an executive at various mortgage companies and his keen understanding of the securitizations market. Mr. Landschulz’s base salary comprised 40% of his total 2007 compensation of $638,291.
Benton E. Sergi, Senior Vice President of Operations. Mr. Sergi’s 2007 base salary was contractually set at $212,490. Mr. Sergi’s salary reflected his vast experience in operations and sales. Mr. Sergi’s base salary comprised 26% of his total 2007 compensation of $340,961.
(2) Cash Bonus and Equity Awards
     As set forth directly above, the contractually set salaries of Messrs. Geater, Scherer, Landshulz and Sergi comprise only a portion of their respective 2007

United States Securities and Exchange Commission
October 10, 2008

total compensation. Unlike the cash bonus and equity awards for Mr. Klein, which were based solely on the performance of the Company, the cash bonus and equity awards for Messrs. Geater, Scherer, Landschulz and Sergi were based on both individual and Company performance. The following individual performance factors were considered for each named executive officer:
W. Anderson Geater, Chief Financial Officer. The Compensation Committee reviewed Mr. Geater on the following factors: (1) management of the financial function of the Company; and (2) the updating of the Company’s regulatory reporting system. Based on the Compensation Committee’s review of Mr. Geater’s performance, overall Company performance and market data, the Compensation Committee determined that Mr. Geater’s appropriate level of cash bonus was $200,000, or 30% of his total 2007 compensation.
J. Peter Scherer, President and Head of Operations. The Compensation Committee reviewed Mr. Scherer on his ability to manage the day-to-day operations of the Company. Based on the Compensation Committee’s review of Mr. Scherer’s performance, overall Company performance and market data, the Compensation Committee determined that Mr. Scherer’s appropriate level of cash bonus was $190,000, or 30% of his total 2007 compensation.
Mark W. Landschulz, Executive Vice President of Portfolio Management. The Compensation Committee reviewed Mr. Landschulz on the following factors: (1) management and performance of the Company’s loan portfolio; and (2) the ability to execute securitizations in a challenging financial market. Based on the Compensation Committee’s review of Mr. Landschulz’s performance, overall Company performance and market data, the Compensation Committee determined that Mr. Landschulz’s appropriate level of cash bonus was $190,000 or 30% of his total 2007 compensation.
Benton E. Sergi, Senior Vice President of Operations. The Compensation Committee reviewed Mr. Sergi on his ability to manage the day-to-day operations of the Company. Based on the Compensation Committee’s review of Mr. Geater’s performance, overall Company performance and market data, the Compensation Committee determined that Mr. Sergi’s appropriate level of cash bonus was $96,000, or 26% of his total 2007 compensation.
     The equity awards granted to each of Messrs. Geater, Scherer, Landshulz, and Sergi fulfilled multiple objectives, including: (1) increasing the total compensation for each of the respective named executive officers to the amounts determined by the Compensation Committee, (2) promoting retention of key executive officers, (3) keeping the executives’ interests aligned with those of the shareholders, and (4) providing incentive for future performance.

United States Securities and Exchange Commission
October 10, 2008

     The compensation compositions for (i) Ronald A. Klein, our Chief Executive Officer; (ii) W. Anderson Geater, Jr., our Chief Financial Officer; (iii) J. Peter Scherer, our President and Head of Operations; (iv) Mark W. Landschulz, our Executive Vice President of Portfolio Management; and (v) Benton E. Sergi, our Senior Vice President of Operations (the “named executive officers”) are set forth directly below. The identification of such named executive officers is determined based on their total compensation for the year ended December 31, 2007, as reported in the Summary Compensation Table.

			Stock Awards
Name and Principal Position(1)	Base Salary	Cash Bonus	(equity compensation)
Ronald A. Klein:	34%	29%	34%
Chief Executive Officer

W. Anderson Geater, Jr.:	40%	30%	23%
Chief Financial Officer

J. Peter Scherer:	40%	30%	23%
President and Head of Operations

Mark W. Landschulz:	40%	30%	24%
Executive Vice President of Portfolio Management

Benton E. Sergi:	58%	26%	9%
Senior Vice President of Operations

(1)	The compensation compositions for the named executive officers do not add up to 100% of total compensation. As set forth in the “Summary Compensation Table” and the section entitled “Non-Qualified Deferred Compensation Earnings,” each of these officers receives supplemental compensation on a deferred basis. This form of compensation is not tied to performance. Instead, this is used as a tool to attract and retain key employees.
Comment 2: Key Elements of Compensation — Bonuses (for original disclosure, see Form 10-K, pp. 7-8)
Please revise the “Bonuses” section to disclose for each NEO the percentage of base salary that is the target incentive opportunity amount. Currently, you disclose that 100% of the target amount will be awarded if net income is 100% of budgeted net income, but you have not disclosed the percentage of base salary that would constitute 100% of the target amount. Also, disclose the percentage of budgeted net income that you achieved during the most recent fiscal year and the actual amounts awarded to each NEO. Provide this disclosure in future filings and tell us how you plan to comply.

United States Securities and Exchange Commission
October 10, 2008

Response: The Company proposes to expand its future disclosures in the format as follows:
     Bonuses. Cash bonuses are awarded pursuant to an annual incentive plan and are based upon corporate and personal performance objectives. The primary purpose of the cash bonus element of our compensation program is to reward executives for the achievement of such performance objectives on an annual basis and to align employee interests with those of the stockholders. At the executive management and senior management levels, corporate financial performance is the primary objective, with adjustments made for personal performance in the discretion of the Committee.
     The Committee has chosen not to include changes in Origen’s stock price as a performance measure. Relatively speaking, Origen’s stock is thinly-traded and is not widely-held, with a significant percentage of its stock being held by insiders. In lieu of using Origen’s stock price as a performance objective, the Committee has chosen to use Origen’s net income as its key corporate performance measure. The Committee believes this measure accurately reflects corporate performance and Origen’s ability to pay bonuses.
     Each participant in the annual incentive plan has a target incentive opportunity. The target incentive opportunity is the cash bonus, based on a percentage of base salary, which an employee will receive if Origen’s net income is 100% of its budgeted net income. In 2007, Origen’s net income, net of non-cash goodwill and investment impairment charges, was 115% of budgeted net income. The following table details the percentage of base salary that represents 100% of the target incentive opportunity for each named executive officer.

	Target Incentive
	Opportunity As % of	Actual Bonus As %
Name and Principal Position	Base Salary	of Base Salary
Ronald A. Klein:
Chief Executive Officer	100%	85%

W. Anderson Geater, Jr.:
Chief Financial Officer	100%	75%

J. Peter Scherer:
President and Head of Operations	100%	75%

Mark W. Landschulz:
Executive Vice President of Portfolio Management	100%	75%

Benton E. Sergi:
Senior Vice President of Operations	50%	45%

United States Securities and Exchange Commission
October 10, 2008

     The Committee has set a bonus threshold, whereby bonuses are only paid out if net income is at least 80% of Origen’s budgeted net income. If Origen’s net income surpasses the threshold level, employee cash bonuses increase on a sliding scale. The following table illustrates the interplay between net income and cash bonus awards.

Net Income (as % of budgeted net income)	<80%	80%	100%	150%
Target Incentive Opportunity Awarded	0%	50%	100%	167%
     As described below under “Employment Agreements,” named executive officers may be paid certain amounts upon a change of control of Origen or similar events.
Comment 3: Key Elements of Compensation — Equity Compensation (for original disclosure, see Form 10-K, p. 8)
Please revise the “Equity Compensation” section to describe the objectives applied in determining the equity compensation award. Also, disclose the actual amounts awarded in the most recent fiscal year and how those amounts were determined. Please provide this disclosure in future filings and tell us how you plan to comply.
Response: The Company proposes to expand its future disclosures in the format as follows:
     Equity Compensation. The primary form of equity compensation awarded to date has been in the form of grants of restricted stock. A modest amount of stock options were awarded coincidental with our formation in October 2003, but the Committee has chosen not to make subsequent stock option awards. Equity compensation, similar to bonuses, is intended to reward executives for the achievement of performance objectives, but such objectives are longer-term in nature. A significant purpose for equity compensation is to retain valuable executives and senior managers and provide incentives for contributing to the overall success of Origen in order to benefit individually from any improvement in the price of the stock over the long-term. Since the grants of restricted stock vest over periods ranging from three to five years, this method of compensation serves this longer-term purpose. In 2007, Origen granted its named executive officers restricted shares of stock as described below in “Grants of Plan-Based Awards.” The Committee determined that these awards of restricted shares were consistent with the goals of the compensation program.

United States Securities and Exchange Commission
October 10, 2008

     Origen does not require its executives to own a certain number of shares of Origen’s stock.
     Origen follows the provisions of Statement of Financial Accounting Standards No. 123 revised (“SFAS 123(R)”), “Share-Based Payment,” which Origen adopted on January 1, 2006, using the modified-prospective transition method, in order to account for its equity incentive plan and stock option plan. See Note 1 “Organization and Summary of Significant Accounting Policies” and Note 13 — “Share-Based Compensation Plan,” included in Item 8 of Origen’s Annual Report filed on Form 10-K with the Securities and Exchange Commission on March 17, 2008 for more detail on how Origen accounts for equity-based awards under SFAS 123(R).
     For a more complete discussion on the objectives applied by the Compensation Committee in determining equity compensation awards, see RESPONSE TO SEC COMMENT 1 above. See e.g., Summary Compensation Table on p. 9 of Origen’s Form-10K/A; Grants of Plan Based Awards on p. 10 of Origen’s Form 10-K/A.
* * *
     The Company acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (b) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or require additional information, please feel free to call me at 248-351-3000.
Sincerely,
Jaffe, Raitt, Heuer & Weiss
Professional Corporation
Jay S. Goldbaum

cc:	Angela McHale
Ronald A. Klein